Mail Stop 3561

      							November 4, 2005


Via U.S. Mail and Fax (254-761-2957)



Mr. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76712


      Re:	FirstCity Financial Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 21, 2005
	Form 10-Q for the quarter ended June 30, 2005
	Filed on August 12, 2005
		File No.: 033-19694

Dear Mr. Baker:

      We have reviewed your response letter dated October 13, 2005 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Refer to your response to comment 1. We continue to believe that you should revise your statement of operations to present "equity in earnings of investments" in accordance with Rule 5-03 of Regulation
S-X.

2. Refer to your response to comment 3 and your supporting calculation. Your calculation of average income does not appear correct. Tell us how you calculated the average income amount for each of the three years ended December 31, 2004.

3. It is not appropriate to use the higher of the actual or average income to determine significance. For your guidance if income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income. Further when calculating the average income for years when the operations have been discontinued you need to use the restated financial information in the denominator. Revise or advise.

4. Tell us the name of each partnership included within the
Mexican
Acquisition Partnerships, the equity in income (loss) associated with
each one of them in each of the three years ended December 31,
2004
and the relationship among them.   Provide similar information for
the European partnerships.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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FirstCity Financial Corporation
November 4, 2005
Page 1